Management Discussion and Analysis of Financial Position and Results
of Operations for the year ended March 31, 2006

General

The following information, prepared as of July 27, 2006, should be read in conjunction with the audited financial statements of Evolving Gold Corp. for the year ended March 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless noted otherwise.

Evolving Gold Corp. (“Evolving” or the “Company”) is a mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently it holds an interest in two properties located in Nevada and Labrador. Recently they have focused on the development of properties where management believes there is potential for the discovery of high grade deposits because of the proximity to a proven deposit or operating mine. The Company continues to believe that it is in the best interest of its shareholders to continue focusing on high grade discoveries and as such is concentrating its efforts on its Winnemucca Mountain and Voisey Bay properties. The Winmemucca Mountain property is at the intermediate stage of exploration stage which offers better access and infrastructure. The Voisey Bay property is considered at an earlier stage of exploration. In addition, the Winnemucca property is situated in a location that has weather conditions conducive to a twelve month work program.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004. On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the “CNQ”) for the listing of its common shares on the CNQ, under stock symbol “CNQ:GOLD”. The Company officially began trading on the CNQ on June 14, 2004. On June 30, 2005, the Company filed a final amendment #5 as part of the Securities and Exchange Commission (“SEC”) 20-F registration process required to obtain approval to list its shares on the NASD.OTCBB exchange in the United States. On July 25, 2005 their application was confirmed and they began trading on July 28, 2005 under the stock symbol “OTCBB:EVOGF”. The Company will continue to maintain its full listing in Canada on the CNQ.

Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD and OTCBB: EVOGF

Mineral Properties

1.	Winnemucca Property

Description

On December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006the Company entered into an option agreement with Golden Sands Exploration Inc. (“Golden Sands”) and its subsidiary company AHL Holdings Ltd. to acquire unpatented mineral claims (“Golden Arc claims”) in Humboldt County, Nevada (the “Winnemuca Property”). Subsequent to this acquisition the Company also staked additional adjoining unpatented mining claims. The property, which has excellent road access, encompasses 560 hectares in Humboldt County’s high desert region, home of the Battle Mountain Mining District and the Carlin Trend. In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008 including at least US$ 200,000 on Golden Arc claims by December 31, 2006. In addition the Company must pay US$80,000 to the vendors (US$40,000 has now been paid in cash and US$40,000 has been paid by the issue of shares for debt) and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007 (1,300,000 shares have now been issued). The Company must also prepare, pay for and deliver a pre-feasibility study by June 30, 2009 as well as prepare and deliver a technical report and exploration expense report by July 31, 2006. The property is subject to a 2% net smelter royalty (“NSR”). The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to the Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining mineral claims. The property is also subject to advance royalty payments of US$10,000 (paid), and US$10,000 and US$20,000 due by each of December 3, 2006 and 2007 respectively. On each successive December 3rd advance royalty payments of US$20,000 per year will continue until production from the claims commences and continues uninterrupted for twelve consecutive months. These advance royalty payments will be deducted from the NSR payments otherwise needed. A finder fee of 100,000 shares was also paid by the Company in connection with this property transaction.

Mineral Properties (continued)

1.	Winnemucca Property (continued)

Description (continued)

Letter of Intent with Meridian Gold Inc.
In September, 2005 the Company signed a letter of intent (“LOI”) with Meridian Gold Inc. regarding an option by Meridian Gold Inc. to acquire, directly or indirectly, an undivided 70% interest in 100% of Evolving’s Winnemucca property option. An earn-in agreement is currently being finalized to formalize this arrangement under which Meridian Gold Inc. will assign their interest to Meridian Minerals Corp. (“Meridian”). Under the terms of the agreement, it is anticipated that Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving by December 31, 2008, investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. In addition it is anticipated that Meridian must deliver a pre-feasibility report on the property before June 30, 2009. Upon completion of the required payments and expenditures, the Company intends to establish a joint venture with Meridian with respect to the claims on the property.

Exploration Program

The Company and Meridian plan to focus future exploration on the Swordfish Extension Zone within the Winnemucca Mountain vein system based on their preliminary review of the database constructed from data generated from previous exploration programs on the property. The Company had completed a detailed compilation of existing data and had made preliminary geological investigations on site in preparation for a 2005 fall field program. However, with the signing of the Letter of Intent with Meridian and the various amendments to the option agreement with Golden Sands, field work by the Company originally planned for the 2005 fall period was postponed and is now expected to commence in the summer of 2006. It is anticipated that under the terms of the Earn-In Agreement Meridian will manage the exploration at Winnemucca Mountain while they complete their earn-in requirements. Field work will consist of surface geological mapping, geophysical surveying of newly-interpreted target trends and drilling of the higher priority targets. As at March 31, 2006, the Company had incurred exploration costs of $190,351 on this property comprised of $72,702 for geological consulting and other database review work , aerial mapping of $5,300, $112,035 in staking and recording costs and $314 in drafting costs.

Mineral Properties (continued)

2.	Voisey’s Bay Property

Description

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. (“Geocore”) whereby they have the right to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore’s Voisey’s Bay area property located in Labrador. The property is comprised of approximately 4,800 hectares which lies an estimated twenty kilometres west of the main Voisey’s Bay discovery. A first option for the purchase of a 60% interest was purchased for cash paid on signing of $ 35,000 and the obligation to incur $ 200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $ 500,000 incurred by October 31, 2007. The second option for the remaining 20% requires an obligation of $ 500,000 of cumulative exploration costs to be incurred by October 31, 2008. The property is subject to a 1 ½% NSR, one half of which can be purchased by paying $250,000 for each 0.25% of the royalty.

Exploration Program

At March 31, 2006, the Company had incurred $ 14,731 in geological consulting and report preparation, and $7,440 for the staking and recording of 124 additional mineral claim units, contiguously located to the optioned property, which are included under the existing option agreement. The Company continues to compile all existing data in preparation for a 2006 summer field program which would include additional geochemical and geophysical surveys (including deep probing Horizontal Loop EM), geological mapping and drilling.

Selected Annual Information

The Company was incorporated on June 19, 2003. Accordingly the following financial data is derived from the Company’s financial statements for the nine months ended March 31, 2004 and the years ended March 31, 2005 and March 31, 2006.

			Audited for the
			period from
			incorporation
	Audited	Audited	on June 19,
	March 31,	March 31,	2003 to March
	2006	2005	31, 2004

	(All amounts expressed in Canadian $)
Working Capital (Deficiency)	120,660	(143,711)	127,482
Revenues	-	-	-
Net Loss	(590,779)	(402,218)	(152,118)
Net Loss per share - Basic and fully	( .07)	( .07)	N/A
diluted
Total Assets	966,398	222,879	169,715
Deferred Exploration Expenditures
Canadian – cumulative and for the
year (net of write-downs)	22,171	7,617	-
Deferred Exploration Expenditures
US – for the year	141,874	48,477	-
Deferred Exploration Expenditures
US – cumulative (net of write-downs)	190,351	48,477	-
Dividends declared	-	-	-

Working Capital
Working capital at March 31, 2004 was used for purposes outlined in the Company’s prospectus dated May 10, 2004 except that, in accordance with management’s objective to pursue high grade mineral properties, some funds were directed to the Winnemucca property option purchase and initial exploration costs instead of the Murray project. As at March 31, 2005, working capital continued to be drawn down for administrative costs, deferred exploration expenses and property option payments. The effect of this drawdown for the year ended March 31, 2006 was offset by a May, 2006 shares for debt issue of $285,610 as well as $521,500 (net of finders fee paid in cash) and $112,000 raised during the year from private placements and the exercise/conversion of options/warrants respectively.

Selected Annual Information (cont’d)

Net Loss
The net loss for fiscal 2004 includes results for a shorter nine month fiscal period when the Company was not yet a registered issuer compared to the twelve month period ended March 31, 2005 and March 31, 2006 when operating activities increased and various exchange filings were required. The effects arising from this factor are evidenced by increases between the 2004 and 2005 fiscal years of $10,787 in accounting, $24,852 in promotion and advertising and $31,569 in transfer agent expenses. During fiscal 2006 the Company recorded a write-down of previously deferred exploration expenditures (primarily relating to the Murray property) of $44,038. The additional explanation for the fluctuations in net loss have been summarized below by separately identifying four categories of expenses, stock-based compensation, consulting and management fees, legal and accounting and promotion, advertising and travel.

Stock-based compensation
For the 2006 fiscal year, $224,925 of stock-based compensation was recorded compared to $128,165 of stock-based compensation recorded in 2005 and nil in 2004.

Consulting and management fees
Consulting and management fees aggregating $58,884, $139,143 and $73,900were reflected for fiscal years ended March 31, 2006, 2005 and 2004 respectively. Fiscal 2004 reflects the level of services required to commence operations, fiscal 2005 reflects the additional services provided to the Company as it pursued the process of obtaining approval to list its shares on the OTC exchange in the United States and fiscal 2006 reflects a reduction to the amount of services provided.

Legal and accounting
An increase in legal and accounting expense of $20,157 was reflected in the fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2004 results. The increase was commensurate with the purchase of two new property options as well as fees incurred to obtain trading approval from the NASD.OTCBB exchange. During fiscal 2006, legal expense increased as a direct reflection of property option, private placement, stock option and other agreements prepared or amended during the year. The increase for fiscal 2006 in accounting expense reflects an overall increase in operations and the required filing activity.

Promotion, advertising and travel
Promotion, advertising and travel for the year ended March 31, 2006, totaled $109,473 compared to the same period in 2005 when $31,389 was incurred. This increase arises from the number of tradeshows attended on behalf of the Company, the number of stock market publications subscribed to and service agreements with two investor relation specialists.

Selected Annual Information (cont’d)

Total Assets
Total assets since March 31, 2004 continue to reflect an increase commensurate with ongoing share issue or cash payments on account of the Winnemucca andVoisey Bay property options and deferred exploration costs thereon. In addition, capital derived from the shares for debt issue, the private placements of shares and exercise/conversion of options/warrants has increased the balance of assets offset by amounts required for administrative purposes.

Results of Operations

During the year ended March 31, 2006, the Company reported a net loss of $590,779 ($0.07 loss per share) compared to a loss of $402,218 ($0.07 loss per share) reported for the year ended March 31, 2005. The increase in the net loss is primarily due to increases in accounting, legal, promotion, advertising and travel and stock based compensation expense, the reasons for which have been outlined in the selected annual information section above. The Company did not generate any revenue during either reporting period.

Fiscal 2006 expenses include stock-based compensation of $224,925 (2005: $128,165) representing non-cash charges incurred in connection with the granting of stock options. During fiscal 2005, the Company elected to apply the fair value method of accounting for stock options granted to employees and directors on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, the fair value of all stock options granted is recorded as a charge to operations.

Major expense items in fiscal 2006 also include accounting expense of $47,852 (2005 - $16,390), consulting fees of $51,605 (2005 - $35,264), legal of $55,715 (2005 - $30,820), promotion, advertising and travel of $109,473 (2005 - $31,389) and the write-down of exploration expenditures recorded in fiscal 2006 of $44,038.

Capital Expenditures

During the year ended March 31, 2006, the Company paid $35,000 in compliance with the terms of the Voisey Bay property option. Evolving also issued common shares with an imputed value of $244,000 and paid cash of US$ 50,000 on account of the Winnemucca property option as well as paying US$10,000 for advance royalty payments payable pursuant to the terms of this option agreement. The Company also incurred $173,466 in geological consulting, staking and recording and field expenses related to its various property options and paid legal costs of $39,596 which were recorded as part of the resource property acquisition cost.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters:

	Fiscal year ended March 31, 2006				Fiscal year ended March 31, 2005
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004

Revenues	-	-	-	-	-	-	-	-
Net Loss	(135,723)	(76,642)	(143,485)	(234,929)	(124,810)	(39,227)	(186,877)	(51,304)
Loss per share, basic and fully diluted (Note 1)	(.01)	(.01)	(.02)	(.03)	(.01)	(.01)	(.03)	(.02)
Total assets	966,398	509,395	514,032	367,787	222,879	114,130	46,937	116,753
Deferred exploration expenditures - Canadian	5,643	-	2,828	13,700	7,617	-	-	-
Deferred exploration expenditures - US	46,951	2,932	50,117	41,874	48,476	-	-	-
Working capital (deficiency)	120,660	(150,208)	(59,050)	(112,620)	(143,711)	(21,761)	3,246	76,178

(Note1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Net Loss
Stock-based compensation costs of $26,025, $78,000 and $120,900 were recorded for the quarters ended March 31, 2006, September 30, 2005 and June 30, 2005 respectively as well as for the quarter ended September 30, 2004, where stock-based compensation of $113,945 was recorded. A write-down of exploration expenditures was recorded for the quarter ended March 31, 2006 of $44,038.

Total Assets
Total assets decreased during the quarter ended September 30, 2004 due to administrative costs being incurred without additional financing. The increase in total assets from that date to December 31, 2004 reflects the purchase of the Winnemucca property option funded by $64,000 from the issue of 400,000 common shares. The quarter ended March 31, 2005 reflects $96,000 raised from a private share placement which was used for Winnemucca deferred exploration costs and administrative expenses. Also reflected in this quarter was the issue of 200,000 additional shares required under the Winnemucca property option which were valued at $32,000. The quarter ended June 30, 2005, reflects $140,490 in property option payments and deferred exploration costs financed by the shares for debt issue of $285,610. The September 30, 2005 quarter reflects $145,000 in proceeds received from a private placement, $27,000 received from the exercise of options and warrants and $244,000 in deemed proceeds arising from the issue of 400,000 shares required under the Winnemucca property option agreement. Total assets as at March 31, 2006 increased with the receipt of $381,000 from a private placement.

Summary of Quarterly Results (continued)

Working Capital
As at June 30, 2005, working capital continued to be drawn down for administrative costs, deferred exploration expenses and property option payments. The effect of this drawdown for the quarter ended June 30, 2005 was offset by the above mentioned “shares for debt issue” of $285,610. As previously mentioned the Company’s working capital position as at September 30, 2005 had improved due to the proceeds received from the issue of shares being in excess of deferred exploration and administration expenses. Working Capital at December 31, 2005 reflects a drawdown due to administrative expenses incurred for the quarter and the aforementioned private placement resulted in the increase to working capital for the quarter ended March 31, 2006.

Financing Activities

In May, 2005, the Company issued 432,742 units to existing shareholders in exchange for settlement of $285,610 in debt at a price of $0.66 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.82 until expiry in May, 2007.

In July, 2005 a total of $27,000 was raised from the conversion of 40,000 warrants at $0.25 per share and the exercise of 50,000 options at $0.34 per share.

In August, 2005 the Company issued 400,000 common shares for deemed proceeds of $244,000 as part of the share issue required under the terms of the Winnemucca property option agreement.

In September, 2005 the Company completed a non-brokered private placement whereby 290,000 units were issued in exchanged for cash proceeds of $145,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.55 until expiry in September, 2007.

In January, 2006 the Company completed a private placement whereby 1,270,000 units were issued at a price of $0.30 per unit resulting in proceeds of $381,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share exercisable until expiry in January, 2008. An additional 97,000 warrants with identical terms, $4,500 in cash, and the issue of 97,000 units was paid as finders fees pursuant to this issue.

In February, 2006, 90,000 warrants were converted at $0.25 per share resulting in cash proceeds of $22,500, and 250,000 shares were issued at $0.25 per share on the exercise of options by a director resulting in cash proceeds of $62,500.

Liquidity and Capital Resources

The Company’s aggregate operating, investing and financing activities for the year ended March 31, 2006 resulted in a cash increase of $220,199. As at March 31, 2006, the Company’s cash balance was recorded as $222,953 and the Company had working capital of $120,660.

The Company has not as yet put into commercial production either of its mineral properties and as such has no operating revenues. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Pursuant to the Voisey Bay Property agreement the Company must expend a total of $500,000 on the Voisey Bay Property before October 31, 2007. In addition, in order to maintain its Winnemucca Property agreement in good standing the Company must expend a total of US$4,000,000 before December 31, 2008. The Company does not have any other commitments for material capital expenditures either in the near or long term over normal operating requirements and none are presently contemplated other than as disclosed above.

Transactions with Related Parties

During the year ended March 31, 2006, the Company issued 392,727 common shares to directors of the Company, pursuant to the exercise of warrants and options and a shares for debt settlement, at various prices for total proceeds of $148,500.

During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company.

Deferred exploration costs, promotion and advertising, rent and consulting fees for the year ended March 31, 2006 include $107,505, $2,442, $9,000 and $47,675 (2005 – nil, $450, $4,050 and $52,500) respectively, charged by directors and a significant shareholder of the Company. As at that date accounts payable and accrued liabilities include $64,257 (2005 - $52,500) owing to related parties.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Fourth Quarter

The Company recorded a net loss of $135,723 during the fourth quarter ended March 31, 2006 including $26,025 in stock-based compensation and a write-down of exploration expenditures of $44,038. Also reflected in this quarter are proceeds of $381,000 raised from a private share placement and $22,500 arising from the exercise of warrants offset by $52,594 incurred for deferred exploration expenditures.

Off Balance Sheet Arrangements

To the best of management’s knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the company.

Critical Accounting Estimates

The Company’s financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company’s accounting policies are described in Note 2 to the financial statements. The accounting estimates considered to be significant to the Company include the review of the carrying values of resource properties and deferred exploration expenditures.

Management reviews the carrying values of its resource properties on at least an annual basis to determine whether any impairment should be recognized. There have been no write-downs in respect of the values attributed to resource properties and deferred exploration expenditures since inception.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise.

Recent Accounting Pronouncements (continued)

All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending March 31, 2008.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

Changes In Accounting Policies

There were no changes to accounting policies for the year ended March 31, 2006.

Financial Instruments

As disclosed in its audited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Share Data

(a)	Authorized: Unlimited number of common shares without par value.

Issued and outstanding:

March 31, 2005 – 7,350,100 common shares for net consideration of $498,600
March 31, 2006 - 10,269,842 common shares for net consideration of $1,725,484
July 25, 2006 –10,669,842common shares were outstanding

(b)	Outstanding stock options at July 25, 2006

Type of Security	Number	Exercise Price	Expiry Date
Stock options	250,000	$0.25	September 15, 2009
Stock options	185,000	$0.82	May 16, 2009
Stock options	150,000	$0.30	January 19, 2011
	585,000

On April 4, 2006, the Company granted 580,000 share purchase options to directors and a consultant exercisable at $0.36 per share until April 7, 2011.

(c)	Outstanding warrants at July 25, 2006

Type of Security	Number	Exercise Price	Expiry Date
Warrants	470,000	$0.25	January 10, 2007
Warrants	432,742	$0.82	May 10, 2007
Warrants	290,000	$0.55	September 14, 2007
Warrants	1,464,000	$0.40	January 18, 2008
	2,656,742

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The exploration for and development of industrial mineral deposits are highly speculative activities and are subject to significant risks. The Company’s ability to realize its investments in exploration projects is dependent upon a number of factors, including its ability to continue to raise the financing necessary to complete the exploration and development of those projects and the existence of economically recoverable reserves within its projects. Other significant risks are listed below.

Stage of Development
The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions are involved.

As a result of the Company’s lack of operating history, it also faces many of the risks inherent in starting a new business.

Environmental
Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in exploration programs. Unknowns with respect to geological structures and other conditions are involved. Existing and future environmental laws may cause additional expense and delays in the activities of the Company, and they may render the Company’s properties uneconomic. The Company has no liability insurance, and the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Future Financings
If the Company’s exploration programs are successful, additional funds will be required for further exploration and development to place a property into commercial production. The only source of future funds presently available to the Company is through the sale of equity capital or the offering by the Company of an interest in any of its properties to be earned by another party or parties carrying out further exploration or development thereof. There is no assurance such sources will continue to be available on favourable terms or at all. If available, future equity financings may result in substantial dilution to current shareholders.

Risks and Uncertainties (continued)

Profitability of Operations
The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uncertainty of Title
The Company’s properties may be subject to native land claims or government regulations.

Currency Risk
One of the Company’s property options is located in the United States. Future changes in exchange rates could materially affect the viability of exploring and developing this property.

Investor Relations

During the year ended March 31, 2006 the Company paid $48,866 to investor relations consultants and incurred $22,498 for travel and tradeshow costs. In addition as part of consulting agreements, the Company issued 150,000 stock options to each of two consultants exercisable at $0.65 and $0.30 per share respectively. 150,000 of these options were cancelled during the year. Subsequent to year end an additional 150,000 options were granted to a consultant exercisable at $0.36 per share which have a four month hold and vesting period. Other investor relations activities included $34,016 for inclusion in various investment publications. In addition management distributed Company press releases and updated shareholders as to corporate developments.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial periods, the following is a breakdown of the material costs incurred:

	Year ended	Year ended
	March 31, 2006	March 31, 2005
Deferred property acquisition costs and advance
mineral royalties	$391,729	$133,046
Deferred exploration costs	$ 173,466	$ 56,093
Administrative expense	$590,779	$402,225

Administrative expense are provided by category of major expense items in the Statement of Loss and Deficit included in the audited financial statements for the years ended March 31, 2006 and March 31, 2005.

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s website at www.evolvinggold.com.